UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

CPI Card Group Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12634H200
(CUSIP Number)

Jeffrey M. Rose, 31 Old Wagon Road, Old Greenwich, CT 06870, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
591,878
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
591,878
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
591,878
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
591,878
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares as to which this report on Schedule 13D is being filed were acquired at an aggregate price (excluding commissions) of approximately $9,797,000 and were purchased by clients of IA with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule 5, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 28th, the IA sent a letter (a copy of which is attached hereto as Exhibit 99.2) to the Board of Directors of the Issuer. The letter sets forth the views of IA with respect to the capital structure and leverage of the Issuer (which IA believes should be reduced). The letter also sets forth the views of IA with respect to certain operational, strategic and investor relations matters. Further, the letter reiterates the views of IA about the importance of board representation for minority public shareholders and once again requests that the Issuer add Parsa Kiai to its Board of Directors. Finally, the letter sets forth the views of IA against Issuer engaging in acquisitions and in favor of all value creating alternatives including a potential sale of the company.

Item 5.	Interest in Securities of the Issuer

(a)	IA (as the portfolio manager for its clients, including investment funds of which an affiliate of IA is general partner) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 11,385,619 Shares outstanding, as of October 27, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC November 3, 2022.

(b)	IA and Mr. Kiai have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including investment funds of which an affiliate of IA is general partner) within the past sixty days (as of 8:00 AM on December 28, 2022) to the extent not previously reported on Schedule 13D, are set forth on Schedule 5.

(d)	Clients of IA, including investment funds of which an affiliate of IA is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to Be Filed as Exhibits

99.2	Letter to the Board of Directors of the Issuer dated December 28th, 2022

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

STEAMBOAT CAPITAL PARTNERS, LLC

By:	/s/ Parsa Kiai
	Name:	Parsa Kiai
	Title:	Managing Member

/s/ Parsa Kiai
PARSA KIAI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons on behalf of clients of IA (to the extent such have not previously been reported on Schedule 13D), including investment funds of which an affiliate of IA is general partner. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Share Purchased (Sold)	Price per Share ($)	Price Range ($)
12/27/2022	16,878	34.8725	34.185-35.00
12/27/2022	1795	36.2167	36.20-36.23